
                                                                                          Item 1


                                          AERCO LIMITED
                                      Report to Noteholders
                        All amounts in US dollars unless otherwise stated


Month                           April-01
Payment Date                    15th of each month
Convention                      Modified Following Business Day
Current Payment Date            17-Apr-01
Current Calculation Date        9-Apr-01
Previous Payment Date           15-Mar-01
Previous Calculation Date       9-Mar-01
------------------------------------------------------------------------------------------------
1. Account Activity Summary between Calculation Dates
------------------------------------------------------------------------------------------------
                                     Prior          Deposits      Withdrawals      Balance on
                                    Balance                                     Calculation Date
                                   9-Mar-01                                        9-Apr-01
------------------------------------------------------------------------------------------------
Expense Account                  4,956,567.29    3,554,313.15    (3,669,499.37)     4,841,381.07
Collection Account             104,454,374.71   64,873,966.93   (18,074,722.71)   151,253,618.93
Aircraft Purchase Account                   -               -                -                -

 - Liquidity Reserve cash
   balance                      84,716,609.00                                -     85,879,652.00
------------------------------------------------------------------------------------------------
Total                          109,410,942.00   68,428,280.08   (21,744,222.08)   156,095,000.00
------------------------------------------------------------------------------------------------

2. Analysis of Aircraft Purchase Account Activity
------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                   -
Interest Income                                                                                -
Aircraft Purchase Payments                                                                     -
Economic Swap Payments                                                                         -
------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                            -
------------------------------------------------------------------------------------------------

3. Analysis of Expenses Account Activity
------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                        4,956,567.29
Transfer from Collection Account on previous Payment Date                           3,533,786.69
Permitted Aircraft Accrual                                                                     -
Interim Transfer from Collection Account                                                       -
Interest Income                                                                        20,526.46
Balance on current Calculation Date
 - Payments on previous payment date                                               (1,446,211.90)
 - Interim payments                                                                            -
 - Other                                                                           (2,223,287.47)
------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                 4,841,381.07
------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity
------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                      104,454,374.71
Collections during period                                                    *     64,873,966.93
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                         (2,872,319.61)
 - Permitted Aircraft Modifications                                                            -
Net Swap payments on previous Payment Date                                           (661,467.08)
Aggregate Note Payments on previous Payment Date                                  (14,540,936.02)
------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                               151,253,618.93
------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                   65,000,000.00
Cash Held
 - Security Deposits                                                               20,879,652.00
                                                                                ----------------
 Liquidity Reserve Amount                                                          85,879,652.00
                                                                                ----------------

* Incudes proceeds from the sale of MSN 28486
------------------------------------------------------------------------------------------------


                                           Page 1 of 4


                                          AERCO LIMITED
                                      Report to Noteholders
                        All amounts in US dollars unless otherwise stated


Current Payment Date                   17-Apr-01
Current Calculation Date               9-Apr-01
Previous Payment Date                  15-Mar-01
Previous Calculation Date              9-Mar-01
------------------------------------------------------------------------------------------------
Balance in Collection and Expense Account                                         156,095,000.00
Liquidity Reserve Amount                                                          (85,879,652.00)
                                                                                ----------------
Available Collections                                                              70,215,348.00
                                                                                ================

4. Analysis of Collection Account Activity (Continued)
------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)      Total Required Expense Amount                                              8,000,000.00
(II) a)  Class A Interest but excluding Step-up                                     4,915,683.69
     b)  Swap Payments other than subordinated swap payments                        1,278,331.07
(iii)    First Collection Account top-up (Minimum liquidity reserve $30 m)         30,000,000.00
(iv)     Class A Minimum principal payment                                         30,472,700.13
(v)      Class B Interest                                                             821,763.11
(vi)     Class B Minimum principal payment                                          5,834,574.75
(vii)    Class C Interest                                                           1,026,867.57
(viii)   Class C Minimum principal payment                                                     -
(ix)     Class D Interest                                                             708,333.33
(x)      Class D Minimum principal payment                                                     -
(xi)     Second collection account top-up                                          55,879,652.00
(xii)    Class A Scheduled principal                                                           -
(xiii)   Class B Scheduled principal                                                  578,147.08
(xiv)    Class C Scheduled principal                                                  196,987.52
(xv)     Class D Scheduled principal                                                           -
(xvi)    Permitted accruals for Modifications                                                  -
(xvii)   Step-up interest                                                                      -
(xviii)  Class A Supplemental principal                                            13,152,846.17
(xix)    Class E Primary Interest                                                   2,762,812.50
(xx)     Class B Supplemental principal                                               466,301.08
(xxi)    Class A Outstanding Principal                                                         -
(xxii)   Class B Outstanding Principal                                                         -
(xxiii)  Class C Outstanding Principal                                                         -
(xxiv)   Class D Outstanding Principal                                                         -
(xxv)    Subordinated Swap payments                                                            -
                                                                                ----------------
         Total Payments with respect to Payment Date                              156,095,000.00
         less collection Account Top Ups (iii) (b) and (xi) (b) above              85,879,652.00
                                                                                ----------------
                                                                                   70,215,348.00
                                                                                ================

------------------------------------------------------------------------------------------------
                                                                                           (0.00)


                                           Page 2 of 4



                                          AERCO LIMITED
                                      Report to Noteholders
                        All amounts in US dollars unless otherwise stated



Current Payment Date               15-Mar-01
Current Calculation Date            9-Apr-01
Previous Payment Date              15-Feb-01
Previous Calculation Date           9-Mar-01
---------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass
---------------------------------------------------------------------------------------------
                                  Subclass        Subclass         Subclass           Total
Floating Rate Notes                 A-2             A-3               A-4            Class A
---------------------------------------------------------------------------------------------
Applicable LIBOR                 5.16375%         5.16375%         5.16375%
Applicable Margin                 0.3200%          0.4600%          0.5200%
Applicable
  Interest Rate                  5.48375%         5.62375%         5.68375%
Day Count                        Act/360          Act/360          Act/360
Actual Number
  of Days                             33               33               33
Interest
  Amount Payable              926,667.58     2,912,633.85     1,076,382.26
Step-up Interest
  Amount Payable                  NA               NA               NA
---------------------------------------------------------------------------------------------
Total Interest Paid           926,667.58     2,912,633.85     1,076,382.26       4,915,683.69
---------------------------------------------------------------------------------------------

Expected Final
  Payment Date                 15-Dec-05        15-Jun-02        15-May-11
Excess
  Amortisation Date            17-Aug-98        15-Feb-06        15-Aug-00
---------------------------------------------------------------------------------------------
Original Balance          290,000,000.00   565,000,000.00   235,000,000.00
Opening Outstanding
  Principal Balance       184,346,493.63   565,000,000.00   206,595,151.86     955,941,645.49
---------------------------------------------------------------------------------------------
Extended Pool
  Factors                          73.79%          100.00%          100.00%
Pool Factors                       64.54%          100.00%           88.37%
---------------------------------------------------------------------------------------------
Minimum
  Principal
  Payment                  14,369,242.79                -    16,103,457.34      30,472,700.13
Scheduled
  Principal
  Payment                              -                -                -                  -
Supplemental
  Principal
  Payment                   6,202,156.00                -     6,950,690.17      13,152,846.17
---------------------------------------------------------------------------------------------
Total Principal
  Distribution
  Amount                   20,571,398.79                -    23,054,147.51      43,625,546.30
---------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable
  to principal                                                                              -
- amount allocable
  to premium

---------------------------------------------------------------------------------------------
Closing Outstanding
  Principal Balance       163,775,094.84   565,000,000.00   183,541,004.35     912,316,099.19
---------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass
------------------------------------------------------------------------------------------------------------------------------
                              Subclass         Subclass          Total              Subclass        Subclass         Total
Floating Rate Notes             B-1              B-2           Class B                C-1             C-2           Class C
------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                 5.16375%         5.16375%                            5.16375%         5.16375%
Applicable Margin                 0.6000%          1.0500%                             1.3500%          2.0500%
Applicable
  Interest Rate                  5.76375%         6.21375%                            6.51375%         7.21375%
Day Count                        Act/360          Act/360                             Act/360          Act/360
Actual Number
  of Days                             33               33                                  33              33
Interest
  Amount Payable              381,727.35       440,035.76                          499,134.80       527,732.77
Step-up Interest
  Amount Payable                  NA               NA                                   NA              NA
------------------------------------------------------------------------------------------------------------------------------
Total Interest Paid           381,727.35       440,035.76       821,763.11         499,134.80       527,732.77    1,026,867.57
------------------------------------------------------ -----------------------------------------------------------------------

Expected Final
  Payment Date                 15-Jul-13        15-Jul-08                           15-Jul-13        15-Jun-08
Excess
  Amortisation Date            17-Aug-98        15-Aug-00                           17-Aug-98        15-Aug-00
------------------------------------------------------------------------------------------------------------------------------
Original Balance           85,000,000.00    80,000,000.00                       85,000,000.00    80,000,000.00
Opening Outstanding
  Principal Balance        72,249,808.50    77,254,316.72   149,504,125.22      83,594,041.59    79,807,101.61  163,401,143.20
------------------------------------------------------------------------------------------------------------------------------
Extended Pool
  Factors                          92.29%          100.00%                              99.89%          100.00%
Pool Factors                       86.87%           99.70%                              97.94%           99.52%
------------------------------------------------------------------------------------------------------------------------------
Minimum
  Principal
  Payment                   2,819,633.96     3,014,940.79     5,834,574.75                  -                -               -
Scheduled
  Principal
  Payment                     279,397.08       298,750.00       578,147.08         126,773.76        70,213.76      196,987.52
Supplemental
  Principal
  Payment                     225,346.09       240,954.99       466,301.08                  -                -               -
-------------------------------------------------------------------------------------------------------------------------------
Total Principal
  Distribution
  Amount                    3,324,377.13     3,554,645.78     6,879,022.91         126,773.76        70,213.76      196,987.52
------------------------------------------------------------------------------------------------------------------------------
Redemption Amount                                                                           -                -
- amount allocable
  to principal                                                                              -                -
- amount allocable
  to premium                                                                                -                -
------------------------------------------------------------------------------------------------------------------------------
Closing Outstanding
  Principal Balance        68,925,431.37    73,699,670.94   142,625,102.31      83,467,267.83    79,736,887.85  163,204,155.68
--------------------------------------------------------------- --------------------------------------------------------------




----------------------------------------
Fixed Rate Notes                    D-2
----------------------------------------
Applicable Interest
  Rate                           8.50000%
Day count                       30 / 360
Number of Days                        30
Interest Amount
  Payable                     708,333.33
----------------------------------------
Total Interest Paid           708,333.33
----------------------------------------
Expected Final
  Payment Date                 15-Mar-14
Excess Amortisation
  Date                         15-Jul-10
----------------------------------------
Original Balance          100,000,000.00
Opening Outstanding
  Principal Balance       100,000,000.00
----------------------------------------
Extended Pool Factors             100.00%
Expected Pool Factors             100.00%
----------------------------------------
Extended Amount                        -
Expected Pool Factor Amount            -
Surplus Amortisation
----------------------------------------
Total Principal Distribution Amount    -
----------------------------------------
Redemption Amount                      -
- amount allocable to principal        -
                                    ----
- amount allocable to premium          -
----------------------------------------
Closing Outstanding
  Principal Balance       100,000,000.00
----------------------------------------

                                          AERCO LIMITED
                                      Report to Noteholders
                        All amounts in US dollars unless otherwise stated


Current Payment Date                      17-Apr-01
Current Calculation Date                   9-Apr-01
Previous Payment Date                     15-Mar-01
Previous Calculation Date                  9-Mar-01
--------------------------------------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period          17-Apr-01
End of Interest Accrual Period            15-May-01
Reference Date                            11-May-01
--------------------------------------------------------------------------------------------------------------------------

                                             A-2         A-3         A-4        B-1         B-2         C-1         C-2
--------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                           5.02250%    5.02250%    5.02250%   5.02250%    5.02250%     5.02250%   5.02250%
Applicable Margin                           0.3200%     0.4600%     0.5200%    0.6000%     1.0500%      1.3500%    2.0500%
Applicable Interest Rate                    5.3425%     5.4825%     5.5425%    5.6225%     6.0725%      6.3725%    7.0725%

---------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------

Fixed Rate Notes                              D-1
--------------------------------------------------

Actual Pool Factor                          100.00%
--------------------------------------------------

-----------------------------------------------------------------------

7. Payments per $ 100,000 Inital Outstanding Principal Balance of Notes
---------------------------------------------------------------------------------------------------------------------------

(a) Floating Rate Notes                      A-2         A-3         A-4        B-1         B-2         C-1         C-2
---------------------------------------------------------------------------------------------------------------------------
Opening Outstanding Principal Balance   184,346.49  565,000.00  206,595.15  72,249.81   77,254.32    83,594.04  79,807.10
Total Principal Payments                 20,571.40           -   23,054.15   3,324.38    3,554.65       126.77      70.21
Closing Outstanding Principal Balance   163,775.09  565,000.00  183,541.00  68,925.43   73,699.67    83,467.27  79,736.89

Total Interest                              926.67    2,912.63    1,076.38     381.73      440.04       499.13     527.73
Total Premium                               0.0000%     0.0000%     0.0000%    0.0000%     0.0000%      0.0000%    0.0000%

---------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------

(b) Fixed Rate Notes                        D-2
--------------------------------------------------
Opening Outstanding Principal Balance    100,000.00
Total Principal Payments                          -
Closing Outstanding Principal Balance    100,000.00

Total Interest                               708.33
Total Premium                                     -

--------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------